UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
A-Plan Coaching LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 14, 2017

Physical address of issuer
40 Grace Court, #1, Brooklyn, NY 11201

Website of issuer
www.a-plancoaching.com

Current number of employees
5 FTEs (4 FTEs and 2 PTEs)

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$183,876	$100,115
Cash & Cash Equivalents	$131,776	$71,185
Accounts Receivable	$44,600	$28,930
Short-term Debt	$654,078	$6,909
Long-term Debt	N/A	N/A
Revenues/Sales	$754,732	$228,720
Cost of Goods Sold	$328,719	$274,899
Taxes Paid	N/A	N/A
Net Income	($398,065)	($46,179)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials


EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 1, 2021

A-Plan Coaching LLC




This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

A-Plan Coaching LLC is a Delaware Limited Liability Company, formed on September 14, 2017. The Company is located at 40 Grace Court, #1, Brooklyn, NY 11201.

The Company's website is www.a-plancoaching.com.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive.
It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The business coaching market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in

recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Althoughthe Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promoterevenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be ableto seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in- house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that providefor early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive business coaching space. Additionally, the product may be in a market where customers will not have brand loyalty.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by businesses and individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countriesin which they operate may adversely impact their consolidated financial results. Because such declines in demand aredifficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excesscapacity may result in declines in prices for their products and services.

The reviewing CPA had included a "going concern" note in the previous reviewed financials. The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, whichcontemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $78,711, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continueas a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of membership units, its ability to commence profitable sales of its flagship services, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has conducted related party transactions. During the years ended December 31, 2019 and 2018, a member of the Company advanced funds for operations. These advances are non·interest bearing and have no maturity date. At December 31, 2019 and 2018, the amount of related party advances outstanding is $0 and $29,137, respectively.

The Company has not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.If you feel the information provided is insufficient, you should not invest in the Company.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regularboard meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Companywill hold regular board meetings in the future.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted,applied, created, or amended, in a manner that could harm our business. The technology and use of the technology inour product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

BUSINESS

Description of the Business
A-Plan is an optimized and scalable version of traditional one-on-one coaching, amplified by a proven coaching methodology, an app that facilitates frequent engagement, and the tracking of key metrics to ensure a positive ROI.

Business Plan
A-Plan is taking traditional one-on-one coaching, a resource already used at the highest levels of 40% of Fortune 500companies, leading businesses, and start-ups, and making it available to more levels of more companies in more industries and markets.

To date, coaching has not been a scalable industry. Coaching is too expensive for broad application in most companiesbecause there have been very few economies of scale, until now. The user experience is also fairly outdated and therehas been very limited application of technology. Historically, there has been a significant variability in the service offering and levels of quality. However, due to the rising levels of chronic stress in the workplace (83% of US workers suffer from work related stress), which has an enormous cost for businesses worldwide, there is an opportunity to create a unified, scalable, high quality, and cost-effective solution: A-Plan Coaching.

A-Plan is solving these problems in the industry and realizing this opportunity by creating a scalable coaching platform. By making coaching more efficient, which enables us to lower the cost, we can expand the market. A-Planhas created a standardized and holistic method so that individuals and teams across organizations can share consistenttools, language and approaches. From a tech standpoint, we have created a simple yet powerful app with video conferencing, text chat, time stamped session notes, notifications, client management tools and more. In order to ensure the impact, A-Plan has designed ways to track and measure the effectiveness of the coaching because we knowthat the tracking of ROI is critical for our customers.

So far, with limited marketing, we've secured and retained 6 corporate clients along with dozens of individuals fromsmaller companies – representing over $60k in monthly recurring revenue.

Litigation
None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at theCompany and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Michael Counts	Founder and Managing Member	Founder and Managing Member of A-Plan Coaching Responsibilities include: • Co-development of the service offering • Management of the techdevelopment process -specifically that app, website, coach dashboard,and all related tech and design • Overseeing the identity anddesign • Content marketing and content creation • Business development and sales • Recruiting and training • Strategic planning
Sara Ellis Conant	CEO and Managing Member	CEO and Managing Member of A-Plan Coaching Responsibilities include: • Co-development of the service offering • QA/QC • Training of all coaches • Sales • Coaching for the higherlevels of the organizations we serve • Strategic planning • Overseeing management

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type ofsecurity	Amount outstanding	Voting rights	Percentage ownership of the Company by the holdersof such securities prior to the Offering	Other material terms
LLC MembershipInterests	100	Yes	100%	N/A
Crowd Notes	$195,900	If Converted	N/A	N/A

The Company has the following long-term debt outstanding: None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Michael Counts and Sara Ellis-Conant.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities,calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of securityheld	Percentage ownership
Michael Counts	LLC Membership Interest	38.0%
Sara Ellis Conant	LLC Membership Interest	39.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition tothe following information. Financial statements are attached hereto as Exhibit B.

Operations

A-Plan Coaching, LLC ("the Company") is a limited liability company organized September 18, 2017 under the lawsof the State of Delaware, and is headquartered in Brooklyn, New York. The Company is an optimized and scalable version of coaching, amplified by a unique and highly effective coaching method, a smartphone application, content curation, and tracking key metrics. With weekly video sessions, the Company's purpose is to help clients create life-altering, lasting results in all areas of interest, personally and professionally.

Liquidity and Capital Resources

We have approximately $131,776.02 in cash on hand as of December 31, 2020 whichwill be used to execute our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasersshould also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach suchvaluation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" intothe Company. When the Company seeks cash investments from outside investors, like you, the new investors typicallypay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount ofguesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., theassets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost ofrent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as

many early stage companies do nothave many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets,such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation offuture returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based onassumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They mayuse a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company todecrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	April 2020	Regulation CF and Regulation D, 506(c)	Crowd Note	$195,900	Working Capital

The above Regulation Crowdfunding offering concurrent with a Regulation D, 506(c) offering was facilitated with intermediary SI Securities, LLC, pursuant to the Form C/A filed April 15, 2020.

Dilution

Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake inthe Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stakeis worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holdersof the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round"the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control,and earnings per share.

Tax Matters

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as anymanager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During the years ended December 31, 2019 and 2018, a member of the Company advanced funds for operations. These advances are non-interest bearing and have no maturity date. At December 31, 2019 and 2018, the amount of related party advances outstanding is $0 and $29,137, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interestwith the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

Note on Ongoing Reporting.
Companies that have raisedmoney via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors

educated and informed about the progress ofthe Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Counts
(Signature)

Michael Counts
(Name)

Founder and Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Counts
(Signature)

Michael Counts
(Name)

Founder and Managing Member
(Title)

April 1, 2021
(Date)

/s/Sara Ellis Conant
(Signature)

Sara Ellis Conant
(Name)

Founder, CEO, and Managing Member
(Title)

April 1, 2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



2020 Company Certified Financials
(unaudited)

I certify that these financial statements are true and complete in all material aspects.



Sara Ellis Conant
CEO, a)plan coaching

a)plan coaching

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 Chase Checking	131,776.02
Total Bank Accounts	**$131,776.02**
Accounts Receivable	
1100 Accounts Receivable (A/R)	44,600.00
Total Accounts Receivable	**$44,600.00**
Other Current Assets	
1300 Prepaid Expenses	7,500.00
Undeposited Funds	0.00
Total Other Current Assets	**$7,500.00**
Total Current Assets	**$183,876.02**
TOTAL ASSETS	**$183,876.02**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable (A/P)	179,952.50
Total Accounts Payable	**$179,952.50**
Other Current Liabilities	
2200 Accrued Expenses	0.00
2300 Subscription Coaching Deferred Rev.	-991.82
2400 Customer Retainer	1,260.20
2500 Deferred Revenue	62,650.02
2700 Convertible Note Loans	411,207.50
Total Other Current Liabilities	**$474,125.90**
Total Current Liabilities	**$654,078.40**
Total Liabilities	**$654,078.40**
Equity	
3400 Common Stock	0.00
3600 Retained Earnings	-72,136.85
Net Income	-398,065.53
Total Equity	**$ -470,202.38**
TOTAL LIABILITIES AND EQUITY	**$183,876.02**

a)plan coaching

Profit and Loss

January - December 2020

	TOTAL
Income	
4100 Coaching Income	
4110 Individuals & B2C income	151,049.99
4120 Tides Advocacy Income	13,600.00
4121 USDN Income	4,000.00
4122 Bowers AG Income	1,000.00
4123 Stripe Income	50,000.00
4124 DoubleGDP Income	1,000.00
4125 Lovevery Income	7,200.00
4130 Tides Income	109,912.00
4140 Nike Income	132,000.00
4150 Hollins Consulting Income	8,000.00
4160 LTSE Income	82,375.00
4170 Tara Health Foundation Income	29,500.00
4180 San Francisco Recreation & Parks Income	9,500.00
4190 Met Life Income	12,500.00
4191 San Francisco Public Works Income	65,130.00
4193 New Media Ventures Income	16,899.99
4194 Autodesk Income	25,635.00
4195 Starz Income	12,000.00
4196 Eviction Defense Income	3,000.00
4197 Netflix Income	2,500.00
4198 Candide Group Income	5,000.00
4199 Help A Mother Out Income	12,930.00
Total 4100 Coaching Income	**754,731.98**
4400 Non-taxable Income	5,000.00
Total Income	**$759,731.98**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5100 Coach Compensation	322,169.00
5200 Merchant Processing Fees	4,562.36
5300 COGS Sales Commissions	1,987.50
Total 5000 Cost of Goods Sold	**328,718.86**
Total Cost of Goods Sold	**$328,718.86**
GROSS PROFIT	**$431,013.12**
Expenses	
6100 Legal & Professional Services	
6110 Team Compensation	231,820.99
6120 Accounting & Tax	4,995.00
6130 Tech Development	8,670.00
6140 Marketing Contractors	32,692.19

a)plan coaching

Profit and Loss

January - December 2020

	TOTAL
6150 Legal	13,276.22
6160 Professional Development	2,700.00
6170 Guaranteed Payments	515,540.00
Total 6100 Legal & Professional Services	**809,694.40**
6200 Advertising & Marketing	25.00
6210 Branded Material	898.50
Total 6200 Advertising & Marketing	**923.50**
6300 Travel & Entertainment Expenses	
6310 Airfare	1,574.27
6320 Lodging	45.90
6330 Ground Transportation	796.80
6340 Meals & Entertainment	846.26
Total 6300 Travel & Entertainment Expenses	**3,263.23**
6400 Misc Operating Expense	
6410 Web Services & Hosting Fees	10,387.97
6420 Office Expenses	796.56
6430 Bank Charges & Fees	403.99
6440 Staff Training	1,015.00
6450 Insurance	1,594.00
6460 Taxes & Licenses	500.00
Total 6400 Misc Operating Expense	**14,697.52**
6500 Charitable Contributions	
6510 Donation	500.00
Total 6500 Charitable Contributions	**500.00**
Uncategorized Expense	0.00
Total Expenses	**$829,078.65**
NET OPERATING INCOME	**$ -398,065.53**
NET INCOME	**$ -398,065.53**

a)plan coaching

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-398,065.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	-20,875.00
1300 Prepaid Expenses	-7,500.00
2100 Accounts Payable (A/P)	176,115.00
2200 Accrued Expenses	0.00
2300 Subscription Coaching Deferred Rev.	-991.82
2400 Customer Retainer	1,260.20
2500 Deferred Revenue	62,650.02
2700 Convertible Note Loans	251,207.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**461,865.90**
Net cash provided by operating activities	**$63,800.37**
NET CASH INCREASE FOR PERIOD	**$63,800.37**
Cash at beginning of period	67,975.65
CASH AT END OF PERIOD	**$131,776.02**

A-Plan Coaching, LLC Cap Table	**As of January 1, 2021**		**Date of Issuance**
Michael Counts - Founder	39.7832805	Fully Vested	Upon formation of the company
Sara Ellis Conant - Co-founder/CEO	40.7799805	Fully Vested	20% at founding, the balance was conditionally transferred from Michael to Sara on November 11, 2019
Brick Wall Management (Michael Solomon)	7.47525	Fully Vested	Upon formation of the company, per management agreement with Michael Counts. It became direct ownership as of the November 11, 2019 transfer to SEC
TJ McGee	1.9934	Fully Vested	Upon formation of the company with vesting through the creation and launch of A-Plan App MVP - completed vesting on 8/16/18
Hayley Geftman-Gold	2.242575	Fully Vested	Upon formation of the company with vesting through first two years - complete on 12/31/19
JoAnne Bangs	0.9967	Fully Vested	Upon formation of the company and execution of the Founding Coach Consulting Agreement with vesting starting on April 1, 2018 (end of the initial 3 month pilot) completing on the 2 year vesting period, March 31, 2020
Brian Gadsden	0.9967	Fully Vested	Upon formation of the company and execution of the Founding Coach Consulting Agreement with vesting starting on April 1, 2018 (end of the initial 3 month pilot) completing on the 2 year vesting period, March 31, 2020
Peter Chandonnet	0.9967	Fully Vested	Upon formation of the company and execution of the Founding Coach Consulting Agreement with vesting starting on April 1, 2018 (end of the initial 3 month pilot) completing on the 2 year vesting period, March 31, 2020
Collin Baja	0.9967	Fully Vested	Upon formation of the company and execution of the Founding Coach Consulting Agreement with vesting starting on April 1, 2018 (end of the initial 3 month pilot) completing on the 2 year vesting period, March 31, 2020
Denise Bray	1.415314	Fully Vested	Amount vested as of her Separation Agreement on 10/29/18
Max Silverman	0.9967	4 Year Vesting - shown fully vested	4 year vesting started on 1/1/18
Molly Rodau	0.33		4 year vesting started on 5/1/20
David Wise	0.9967	Fully Vested	Granted by Michael Counts on 10/16/19
Total	100		